Mail Stop 3561						September 23, 2005

Matt Lettau, President
Internet Acquisition Group, Inc.
302 Creekside Ct. E.
Huntertown, Indiana 46748

      Re:	Internet Acquisition Group, Inc
      Amendment No. 1 to Registration Statement on Form SB-2
      File No. 333-122563
      Filed August 25, 2005

Dear Mr. Lettau:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. Please refer to comment 3 in our letter dated March 2, 2005.
It
does not appear that $.0034 to $0.01 represents a bona fide price range. In addition, we remind you that if you choose to include a bona fide price range, the final prospectus must comply with Rule 430A. Alternatively, please revise to provide a single fixed price at which the shares are offered.
2. Please eliminate the second sentence of the second paragraph as it is inconsistent with your new third paragraph.



Plan of Distribution, page 14
3. We note your revision on the prospectus cover page in response to comment 5 in our letter dated March 2, 2005. However, we reissue the comment here as it appears you have not made corresponding revisions.
Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed.
4. In this regard, please provide comprehensive disclosure as to how and when you expect to have your shares listed or traded. For example, if you anticipate being quoted on the OTC Bulletin Board, then disclose that a market maker must file an application on your behalf in order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.

Determination of Offering Price, page 15
5. We note your response to comment 4 in our letter of March 2, 2005.
Please discuss the factors you considered in determining the offering price. See Item 505 of Regulation S-B.

Description of Business, page 20

General, page 20
6. We reissue comment 16 in our letter of March 2, 2005. It appears you have made few revisions in response to the comment. Please revise the Business section to clearly and concisely explain what it is you do and how you do it, including all key details relevant to understanding your operations.

Plan of Operation, page 28
7. We also reissue comments 1 and 19 in our letter of March 2, 2005.
While we note your revisions, this plan of operations disclosure still does not appear to provide a specific business plan.





Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 34
8. Please revise to include all of the disclosures required by Item
304(a) of Regulation S-B with regard to your change in accountants.
State that Beckstead and Watts was dismissed, if true, and provide the date of that event. In addition, include a letter from Beckstead stating whether or not they agree with the disclosures. The letter needs to be filed as Exhibit 16 to an amended Form SB-2. See Item 304(a)(3) with respect to the letter from Beckstead.
9. Please revise to include all of the information required by Item
304 of Regulation S-B with respect to the engagement of new accountants. For example, disclose when you engaged Jaspers + Hall,
PC and clarify if the engagement date is different than the date the
Board approved the engagement. Please see Item 304(a)(2) of Regulation S-B and revise as appropriate.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1
10. The fourth paragraph of the audit report appears to contain conditional language with respect to expressing a conclusion concerning the existence of substantial doubt about the Company`s ability to continue as a going concern. Please revise to delete the word "unless" from the fourth paragraph, or otherwise revise the wording as appropriate. A similar change should be made to the review report on page F-13. See footnote 5 of AU Section 341.
11. The first paragraph of your report refers to a statement of changes in stockholders` equity; however, the statement itself does not contain the word "changes." Please revise to make the reference consistent with the statement
12. In your prior filing you included disclosure stating that office services provided by a related party were immaterial. Please be aware that you are required to accrue expenses for rent and donated services related to Mr. Lettau if material to an understanding of the operating results. See Staff Accounting Bulletin Topic 5 T. If the expenses that would be accrued are not material, then no change to the financial statements would be required; however, please consider how you would reflect these items in the financial statements when they do become material. If you believe the expenses are immaterial please tell us what factors you considered in reaching this conclusion or revise as necessary.




Note 2. Summary of Significant Accounting Policies, page F-6

Revenue-Recognition, page F-7
13. Please explain to us how you considered each of the factors in EITF 99-19 in concluding revenue recognition on a gross basis is appropriate. In your response, please address the disclosure that you do not own any of the products or inventory featured on the websites.

Long-Lived Assets, page F-8
14. We note your reference to SFAS 121. Please refer to SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and revise as necessary.
Interim Financial Statements
15. The first paragraph of the report on page F-13 refers to an accompanying Securities and Exchange Commission Form 10-QSB. This does not appear to be a proper reference. Please revise or advise.

Recent Sales of Unregistered Securities
16. We reissue comment 27 in our letter of March 2, 2005. Please provide more detail with respect to the unregistered sales described under Issuance to Consultants and the second paragraph of Other
Issuances and Sales.


*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.









      You may contact Robert Burnett, Staff Accountant, at (202)
551-
3330, Donna
Di Silvio, Senior Staff Accountant , at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at (202) 551-
3240, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at
(202) 551-3725 with any other questions.


      Sincerely,




      H. Christopher Owings
      Assistant Director

cc:  	Donald Stoecklein, Esq.
      Stoecklein Law Group
      Fax:  (619) 595-4883








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Matt Lettau, President
Internet Acquisition Group, Inc.
September 23, 2005
Page 1